Exhibit 99.1

ATIF Holdings Limited Appoints Mr. Jun Liu as Chief Executive Officer and Director

SHENZHEN, China, June 6, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises in Asia, today announced that Mr. Jun Liu was appointed and approved unanimously by the Board of Directors of the Company and its Nominating and Corporate Governance Committee as the Company’s Chief Executive Officer (“CEO”) and Director, effective June 6, 2019, to replace the departing CEO, Ms. Qiuli Wang, and the departing Director, Mr. Qiang Chen. Ms. Wang and Mr. Chen have decided to resign from their positions for personal reasons. Ms. Wang will continue to serve as the President and Chairwoman of the Board of Directors of the Company.

Mr. Jun Liu, age 42, holds a bachelor’s degree in Applied Physics from the Harbin Institute of Technology and a Ph.D. in International Finance from Camden University U.S.A. He is an economic consultant specially appointed by the Harbin Government, an EMBA visiting professor of Tsinghua University and Peking University. He was awarded the title of “Outstanding Innovative Entrepreneur in China” in October 2009, “Shenzhen Top Ten Person of the Year” in 2010 and “the Best CEO of Listed Company in China” in “Golden Bauhinia Awards” in 2018.

Mr. Liu has served as the President and Director of Asian Equity Exchange Group Co., Ltd., a subsidiary of a US public company Asia Equity Exchange Group, Inc. (“AEEX”), since November 2015. Mr. Liu served as the Chairman of the Board of Directors, President, and CEO of AEEX from July 2015 to September 2017, and the Chief Financial Officer of AEEX from December 2015 to July 2016.

Previously, Mr. Liu founded Shenzhen Hubao Brother TV Co., Ltd. in November 2011 and was responsible for the company’s operations until June 2015. From May 2008 to December 2009, he served as the Chairman and President of Morgan Networks, an online shopping center in China. In December 2001, he founded an e-commerce company called the B2B.cn Group and served as Chairman and President and was responsible for company management and development planning until December 2007. During his six years in office, the B2B.cn Group developed into one of China’s ten largest e-commerce companies with 12 branches and 2,000 employees. From December 2000 to December 2001, he served as the head of marketing for the South China Branch of Alibaba. From February 2000 to December 2000, he served as the Vice President and President, successively, of the ZhongHua United Network.

Mr. Liu commented, “With my experience of consulting companies for their going public endeavors in the U.S., I am devoted to helping more Asia-Pacific small and medium-sized enterprises access the U.S. capital market. Meanwhile, I would like to lead ATIF in carrying out mergers and acquisitions of financial industry companies, improving the Company’s financial business system, and promoting the diversified development of the Company. We plan to gradually establish branches in Singapore, Malaysia, Vietnam and other countries to expand our business in the Asian region, and to create better operating income for the Company.”

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit http://www.atifchina.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com